PDF Solutions, Inc. 2858 De La Cruz Blvd. Santa Clara, California 95050 USA

December 21, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. Craig Wilson, Senior Assistant Chief Accountant Ms. Amanda Kim, Staff Accountant

Re:	Form 10-K for Fiscal Year Ended December 31, 2017 Form 10-Q for the Quarterly Period Ended September 30, 2018 File No. 0-31311

Ladies and Gentlemen:

In response to comment (the “Comment”) received from the staff of the Commission (the “Staff”), by letter dated December 10, 2018, with respect to the above-referenced filings, PDF Solutions, Inc. (the “Company”) is filing this response letter.

For ease of reference, we have repeated your comment below followed by the Company’s response.

Form 10-Q for the Quarterly Period ended September 30, 2018

Notes to Condensed Consolidated Financial Statements

2. REVENUE RECOGNITION, page 7

1.

We note you disaggregate revenues by product and licenses, support and services, and other in your notes to the financial statements. You disclose that the product and licenses include the portion of time-based software recognized in the period, perpetual software, and Gainshare performance incentives while the remaining portions of revenue from these contracts correspond to services or other types of performance obligations reported as either services revenue or other revenue. Please clarify how much of the product and license revenues relate to product and licenses that are accounted for as distinct separate performance obligations and not single performance obligations combined with services.

United States Securities and Exchange Commission

December 21, 2018

Response:

In response to your comment, the Company respectfully notes that Products and Licenses as originally reported includes only two components: distinct separate performance obligations and variable fees not tied to performance obligations. In the reported periods, no revenue from single performance obligations combined with services was included under Products and Licenses. The Company is able to recognize license fees from perpetual and time-based software sales as distinct and separate because the customer can benefit from the software on its own and the software is separately identifiable from other promises in the contract. The amount allocated to each distinct separate performance obligation is based on estimates of the range of standalone selling prices (SSP) for each performance obligation either from direct observation, market conditions, or other observable inputs. Variable fees not tied to performance obligations included in Product and Licenses are Gainshare performance incentives revenue, which is usually recognized subsequent to performance of the services. As a result, the Company respectfully notes that all non-Gainshare performance incentive revenue is accounted for as distinct and separate performance obligations, and these amounts were $1,492 thousand for the three-months ended September 30, 2018, and $3,406 thousand for the nine-months ended September 30, 2018.

The amount of Gainshare performance incentives revenue for each reporting period was disclosed in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss). For ease of reference, those amounts are as follows: $6,237 thousand for the three-months ended September 30, 2018, and $18,638 thousand for the nine-months ended September 30, 2018.

In future filings, the Company will revise the aforementioned section of its footnote disclosure to further clarify the foregoing by renaming the “Products and Licenses” line to “Licenses and Gainshare Performance Incentives” and subsequent description to identify whether the licenses portion includes distinct separate performance obligations and single performance obligations combined with services as follows:

The following table shows the revenues from contracts with customers by the nature of transactions for the three and nine months ended September 30, 2018 (in thousands):

	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2018
Licenses and Gainshare Performance Incentives	$7,729	$22,044
Support and services	11,905	43,095
Other	579	930
Total	$20,213	$66,069

Licenses and Gainshare Performance Incentives revenue is comprised of (i) the software license fees for perpetual and time-based software license contracts where the standalone selling prices are estimatable by the Company, or distinct and separate performance obligations; and (ii) the variable fee component of the Company’s yield improvement service contracts, or Gainshare Performance Incentives, which is usually recognized as revenue subsequent to the delivery of all contractual services and performance obligations. The services component of such contracts, including recurring fees for unspecified software updates and technical support, is presented as support and services.

United States Securities and Exchange Commission

December 21, 2018

Please do not hesitate to contact me at (408) 938-6466, or via email at christine.russell@pdf.com should you have any questions.

Very truly yours,

/s/ Christine A. Russell
Christine A. Russell
Chief Financial Officer
PDF Solutions, Inc.